

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 9, 2008

**Via U.S. mail and facsimile**

Mr. John Sobchak
Chief Financial Officer
KMG Chemicals, Inc.
10611 Harwin Drive, Suite 402
Houston, TX  77036

        **RE:    Form 10-K for the fiscal year ended July 31, 2007**
                **File No. 000-29278**

Dear Mr. Sobchak:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                         Sincerely,

                         Rufus Decker
                         Accounting Branch Chief